

June 2, 2014

Via E-mail
Mr. Daniel J. Rinkenberger
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610-2831

      Re: Kaiser Aluminum Corporation
              Form 10-K
              Filed February 18, 2014
              File No. 0-52105

Dear Mr. Rinkenberger:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Results of Operations, page 28

1. In future filings, please ensure that you fully discuss the factors that affect your results of operations from period to period and quantify the impacts of these factors. For example, you do not include any discussion of the drivers behind the changes in cost of products sold, excluding depreciation and amortization and other items, although you discuss and quantify drivers for this same change in your Form 10-Q for the period ended March 31, 2014. In addition, you state that depreciation and amortization expense increased in 2013 primarily due to additional construction in progress being placed in service during 2013, but do not quantify the impact here. See Item 303 of Regulation S-K and SEC Release 33-8350.

Quantitative and Qualitative Disclosures About Market Risk, page 50

2. Please ensure that in future filings you include the quantitative disclosure called for by Item 305(a) of Regulation S-K.

Definitive Proxy Statement filed April 25, 2014

Executive Compensation, page 21

Annual cash incentives, page 26

3. We note your disclosure on page 28 that the final 2013 STI Plan multiplier was determined, in part, by applying a negative adjustment recommended by Mr. Hockema based on an adjusted EBITDA performance objective established for internal use. In future filings, please ensure that you fully disclose any pre-established performance goals and actual performance under these goals, as well as the potential impact on incentive pay. Please refer to comment 10 of our letter dated December 15, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief